SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Final Amendment)


                              Dynamotion/ATI Corp.
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                                (Name of issuer)

                          Common Stock, $.04 par value
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                         (Title of class of securities)

                                    268064102
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                                 (CUSIP number)

                               Keith A. Hightower
                                     Manager
                          Dynamotion Investment L.L.C.
                         330 South Street, P.O. Box 1975
                            Morristown, NJ 07962-1975
                                 (201) 290-2311
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                       (Name, address and telephone number
                         of person authorized to receive
                           notices and communications)


                                  June 9, 1997
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                          (Date of event which requires
                            filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                        (Continued on following pages)
                               Page 1 of 6 Pages

                                 SCHEDULE 13D
                                 ------------
CUSIP No. 268064102

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dynamotion Investment L.L.C.                    22-3428835
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2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a)   [   ]
                                                      (b)   [ X ]
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3)    SEC USE ONLY
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4)    SOURCE OF FUNDS AF,WC
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5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                         [   ]

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6)    CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7)    SOLE VOTING POWER   0

8)    SHARED VOTING POWER  0

9)    SOLE DISPOSITIVE POWER  0

10)   SHARED DISPOSITIVE POWER  0

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11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0

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12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                [   ]

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13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  0%

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14)   TYPE OF REPORTING PERSON  OO

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                             Page 2 of 6 Pages

            The Schedule 13D dated March 30, 1996 (the "Schedule 13D") filed in connection with (i) the purchase of 2,000,000 Class B Cumulative Convertible Preferred Shares, $.01 par value (the "Class B Preferred Shares"), of Dynamotion/ATI Corp., a New York corporation ("Dynamotion/ATI"), by Dynamotion Investment L.L.C., a New Jersey limited liability company ("Dynamotion Investment"), and (ii) the issuance by Dynamotion/ATI to Dynamotion Investment of a Warrant, dated March 20, 1996 (the "Warrant"), exercisable for up to 330,302 shares of Common Stock, $.04 par value (the "Common Stock"), of Dynamotion/ATI at a purchase price of $1.009178 per share is being amended as set forth below. All capitalized terms used without definition in this Final Amendment to the Schedule 13D have the meanings set forth in the Schedule 13D.

            1. The responses to Items 3, 4, 5 and 6 are hereby amended by adding the following:

            As of January 24, 1997, Dynamotion/ATI, Dynamotion Investment and certain other shareholders of Dynamotion/ATI entered into an Agreement of Reorganization and Merger, dated as of January 24, 1997 (the "Merger Agreement"), with Electro Scientific Industries, Inc., an Oregon corporation ("ESI"), and Dynamotion Merger Corp., a New York corporation ("Merger Corp."). Under the Merger Agreement, Dynamotion Investment incurred certain obligations, including an obligation to exercise the Warrant before the record date for the special meeting of the shareholders of Dynamotion/ATI to vote upon the transactions contemplated by the Merger Agreement (the "Special Meeting"). A copy of the Merger Agreement is attached hereto as Exhibit I and is incorporated by reference herein in its entirety.

            In accordance with that covenant, on April 4, 1997, Dynamotion Investment exercised the Warrant in full and paid an aggregate purchase price of $333,340.78 for 330,302 shares of Common Stock. Those funds were obtained from the members of Dynamotion Investment who contributed them to Dynamotion Investment for that purpose. To the knowledge of Dynamotion Investment, none of its members borrowed any portion of those funds. The acquisition of those shares of Common Stock upon exercise of the Warrant did not change the amount of the Common Stock of Dynamotion/ATI beneficially owned by Dynamotion Investment, only the form of ownership.

            Also, as of January 24, 1997, Dynamotion Investment entered into a Voting Agreement (the "Voting Agreement") with ESI pursuant to which Dynamotion Investment agreed to vote at the Special Meeting all of its shares of Common Stock and Class B Preferred Shares to approve the merger of Dynamotion/ATI with and into Merger Corp. (the "Merger") the Merger Agreement and a proposal (the "Conversion Proposal") to (i) amend the terms of the outstanding Class B
Preferred Shares so that such Class B Preferred Shares would automatically convert into shares of Common Stock immediately before the Merger would take effect; and (ii) amend the terms of Dynamotion/ATI's outstanding Class A Non-

                             Page 3 of 6 Pages

Cumulative Redeemable Convertible Preferred Shares, $.01 par value, so that such shares would automatically convert into shares of Common Stock and cash immediately before the Merger would take effect. A copy of the Voting Agreement is attached hereto as Exhibit J and is incorporated by reference herein in its entirety.

            At the Special Meeting, which was held on May 23, 1997, the Merger, the Merger Agreement and the Conversion Proposal were approved by the holders of the requisite percentages of the outstanding shares of capital stock of Dynamotion/ATI. On June 9, 1997 (the "Effective Time"), the Merger was consummated. Immediately prior thereto, all outstanding Class B Preferred Shares owned by Dynamotion Investment were converted into shares of Common Stock. Those shares of Common Stock and the shares of Common Stock acquired by Dynamotion Investment upon exercising the Warrant were converted in the Merger into the right to receive shares of Common Stock, no par value ("ESI Common Stock"), of ESI (and cash in lieu of any fractional share). As of the Effective Time, Dynamotion Investment ceased to beneficially own any equity securities of Dynamotion/ATI.

            2. The responses to Items 4 and 6 are hereby amended by adding the following:

            In November, 1996, the terms of the Class B Preferred Shares were amended (i) to eliminate the right of the holders thereof to sell any or all of those shares to Dynamotion/ATI after March 20, 2001 and (ii) to increase the dividend rate on the Class B Preferred Shares after that date in yearly increments of $.01 per share to $.20 per share.

            Pursuant to the Merger Agreement, in the Merger, each share of Common Stock outstanding immediately prior to the Effective Time was converted into the right to receive a fraction of a share of ESI Common Stock, which fraction was determined in accordance with the formula set forth in the Merger Agreement. From and after the Effective Time, (i) the articles of incorporation and bylaws of Merger Corp. in effect immediately preceding the Effective Time continued in effect and (ii) the directors and officers of Merger Corp. remained in such offices and, as a result, two members of Dynamotion Investment ceased to be directors of Dynamotion/ATI. A copy of the Merger Agreement is attached hereto as Exhibit I and is incorporated by reference herein in its entirety.

            Consummation of the transactions contemplated by the Merger Agreement was subject to the satisfaction of the conditions contained in the Merger Agreement, including the agreement of Dynamotion Investment to terminate certain agreements with Dynamotion/ATI and to execute certain agreements with ESI. In addition, in the Merger Agreement, Dynamotion Investment made certain representations and warranties to ESI, primarily concerning its ability to perform its obligations thereunder.

                             Page 4 of 6 Pages

            As of the Effective Time, in accordance with the Merger Agreement, Dynamotion Investment terminated all of its rights under all of its agreements with Dynamotion/ATI, including the Purchase Agreement, the Registration Agreement and the Letter Agreement and Emptor terminated all of its rights under the Consulting Agreement. As required by the Merger Agreement, Dynamotion Investment has agreed to place in an escrow account some of the shares of ESI Common Stock it received in the Merger in connection with satisfying potential indemnification obligations that certain Dynamotion/ATI shareholders (including Dynamotion Investment) may have to ESI and to hold all of its shares of ESI Common Stock for at least one year from the Effective Time.

         Pursuant to the terms of the Voting Agreement, at the Special Meeting, Dynamotion Investment voted all of its shares of Common Stock and Class B Preferred Shares in favor of approving the Conversion Proposal, the Merger and the Merger Agreement. A copy of the Voting Agreement is attached hereto as Exhibit J and is incorporated by reference herein in its entirety.

            3. The response to Item 7 is hereby amended as follows:

            I     Agreement of Reorganization and Merger among
                  Electro Scientific Industries, Inc.,
                  Dynamotion/ATI Corp., Dynamotion Merger Corp. and Certain Key Shareholders of Dynamotion/ATI Corp., dated as of January 24, 1997.

            J Voting Agreement dated as of January 24, 1997 between Electro Scientific Industries, Inc. and
                  Dynamotion Investments, L.L.C.




                             Page 5 of 6 Pages

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Final Amendment to the Schedule 13D is true, complete and correct.


                                          June 12, 1997

                                          DYNAMOTION INVESTMENT L.L.C.



                                          By:  /s/ Keith A. Hightower
                                          ------------------------------
                                          Keith A. Hightower
                                          Manager

                                 EXHIBIT INDEX


Exhibit           Description                                     Page No.
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I                 Agreement of Reorganization and                       8
                  Merger among Electro Scientific
                  Industries, Inc., Dynamotion/ATI
                  Corp., Dynamotion Merger Corp.
                  and Certain Key Shareholders of
                  Dynamotion/ATI Corp., dated as
                  of January 24, 1997.

J                 Voting Agreement dated as of                       104
                  January 24, 1997 between Electro
                  Scientific Industries, Inc. and
                  Dynamotion Investments, L.L.C.